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                             August 2, 2022

       Mehran Ehsan
       Chief Executive Officer
       Permex Petroleum Corporation
       100 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Permex Petroleum
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 15, 2022
                                                            File No. 333-265883

       Dear Mr. Ehsan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Oil and Gas Properties
       Conversion of Undeveloped Acreage, page 9

   1. We have read the revisions you made in response to prior comment 3 in which we advised of the need to discuss
changes in the net quantities of your proved undeveloped reserves to comply with Item
1203(b) of Regulation S-K. However, we are unable to locate any discussion of the
individual factors resulting in the 3,853 MBoe increase in your proved undeveloped reserves
during fiscal 2021. We reissue prior comment 3.
 Mehran Ehsan
FirstName  LastNameMehran   Ehsan
Permex Petroleum  Corporation
Comapany
August     NamePermex Petroleum Corporation
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
2. We understand from your response to prior comment 5 that 1,735 MBbl and 678 Mcf of proved undeveloped reserves at September 30, 2021 are not part of an adopted development plan and budget having these reserves scheduled for conversion to developed status within five years of your initial disclosure.

         The reasons that you identify for the extended period for conversion in your discussion on page 9 (e.g. the high number of wells to be drilled each year, the increase in undeveloped acreage during 2021, having limited resources, limited availability of rigs and equipment for drilling, and possible changes in commodity prices), do not include circumstances that would support the reserve characterization when the period required for conversion is longer than five years.

         Please refer to the answer to Question 131.03 in our Compliance and Disclosure
         Interpretations (   C&DIs   ) regarding Oil and Gas Rules if you
require further clarification
         or guidance. We believe that you will need to revise your estimates to exclude such quantities to comply with Rule 4-10(a)(31)(ii) of Regulation S-X.
3. We note that Exhibit 99.1 includes a schedule of future net investments related to probable reserves (Table 9 on page 27), showing that you would require $10.0 million and $35.0 million in 2021 and 2022, respectively, and $260.0 million overall, to develop the quantities that you have designated as probable reserves. There is also a schedule of future net investments related to proved reserves (Table 5 on page
15), showing that you
         would require an additional $1.4 million and $10.8 million in 2021 and 2022, respectively, and $116.9 million overall, to develop the quantities that you have designated as proved reserves.

         Please note that the definition of reserves in Rule 4-10(a)(26) of Regulation S-X states that there must exist, or there must be a reasonable expectation that there will exist, the financing required to implement the project. As this criteria relates to reserves of any category, if you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled investments, you will need to revise your reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied.
Part II Item 16. Exhibits and Financial Statement Schedules
Exhibit Number 99.1 and 99.2, page 77

4. We note that certain figures presented for future revenues and operating income (BFIT) in the summaries on page 1 of the reserve reports filed as Exhibits 99.1 and 99.2 do not sum accurately down and/or across. For example, the amount of 245,609.4 is shown as the total operating income (BFIT) associated with the estimates of proved reserves in both reports, though is not an accurate summation of the other amounts on the line for the subcategories of developed-producing, non-producing, and undeveloped. Mehran Ehsan
Permex Petroleum Corporation
August 2, 2022
Page 3
         Please obtain and file revised reports having these and any similar errors elsewhere in the reports corrected. Please ensure that the figures presented in the reserve reports are correct and consistent with the corresponding figures disclosed in your Registration Statement.
Notes to the Consolidated Financial Statements
14. Supplemental Information on Oil and Gas Operations (Unaudited)
Proved Reserves, page F-23

5. We note that you report net oil production of 2,128 barrels on page F-24, in the reconciliation of total proved reserves for the year ended September 30, 2021, while reporting net oil production of 947 barrels for this period on pages 9, 30 and 38. Please revise your disclosures as necessary to resolve this inconsistency.
6. We note your reserves reconciliation indicates there were significant changes in total proved reserves that occurred during fiscal 2020 relating to revisions of the previous estimates and the sale of reserves and significant changes in fiscal 2021 relating to the purchase and the sale of reserves. Please expand your disclosure to include a discussion of the significant changes that occurred in the net quantities of your proved reserves to comply with FASB ASC 932-235-50-5.

         Your discussion should clearly identify the source of each change (e.g. revisions, improved recovery, extensions and discoveries, sales and acquisitions), and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each significant factor so that the change in net reserve quantities between periods is fully explained.

       The disclosure of revisions in previous estimates of your proved reserves in particular should identify the changes associated with individual factors, such as changes caused by
FirstName LastNameMehran Ehsan
       commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or
Comapany    NamePermex
       uneconomic   provedPetroleum  Corporation
                            undeveloped  locations, or the removal of proved
undeveloped
Augustlocations  due to
        2, 2022 Page 3 changes in a previously adopted development plan. FirstName LastName
 Mehran Ehsan
FirstName  LastNameMehran   Ehsan
Permex Petroleum  Corporation
Comapany
August     NamePermex Petroleum Corporation
       2, 2022
August
Page 4 2, 2022 Page 4
FirstName LastName
        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff
Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)
551-3699 with questions regarding engineering matters. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Andrew Bond, Esq.